
December 8, 2022

Shenping Yin
Chief Executive Officer
Recon Technology, Ltd
Room 601,1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Registration Statement on Form F-3**
> **Filed December 2, 2022**
> **File No. 333-268657**

Dear Shenping Yin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch